Exhibit 19.1

1000 Skokie Blvd., Suite 350

Wilmette, IL 60091

Telephone: (847) 388-0349

Date: March 17, 2026

Dear Officer, Director or Employee:

Enclosed is a memorandum from Monopar Therapeutics Inc.’s appointed Insider Trading Compliance Officer, a copy of the Company’s Insider Trading Policy, and, for officers and directors, a summary of the Ownership Reporting and Short-Swing Trading Rules under section 16 of the Securities Exchange Act of 1934. As described in the Insider Trading Policy, violations of the insider trading laws can result in significant civil and criminal liability. Accordingly, please take the time right now to read the materials provided, and then sign and return the attached copy of this letter.

Certification

The undersigned hereby certifies that he or she has read, understands and agrees to comply with the Company’s Insider Trading Policy and, if applicable, the summary of the Ownership Reporting and Short-Swing Trading Rules under section 16 of the Securities Exchange Act of 1934, copies of which were distributed with this letter.

Date:	Signed:

Name:
(Please Print)

Date: March 17, 2026

To:         All Employees, Officers and Directors of Monopar Therapeutics Inc. (the “Company”)

From: Quan Vu, Chief Financial Officer / Insider Trading Compliance Officer

Re:         Prohibition Against Insider Trading, and Confidentiality Obligations

The Company has adopted a formal Confidential Insider Trading Compliance Policy.

This memorandum is to emphasize the Company’s policy against “Insider Trading” and the importance of maintaining the confidentiality of sensitive information about the Company.

It is against Company policy and against the law for any employee, officer or director, or any other person associated with the Company or its employees, officers or directors, to trade in our common stock or other securities while possessing Material Nonpublic Information or inside information about the Company or its securities. A violation of the laws against insider trading can lead to criminal prosecution resulting in prison terms of up to 20 years, and monetary penalties of U.S.$5,000,000 for individuals and of U.S.$25,000,000 for entities. A violation of the Company’s policy may also result in termination of employment.

Members of our Board of Directors and many employees have access to inside information about the Company at one time or another. Inside information is material information that is not available to the public but which an investor might consider important in deciding whether to buy or sell the Company’s stock. Inside information could include, as examples: financial results; projections of future earnings or losses; results of clinical trials or product development; actions of regulatory agencies; news of a pending or proposed merger or joint venture; news of the disposition of a subsidiary or significant assets; impending bankruptcy or financial liquidity problems; gain or loss of a substantial customer or supplier; new product announcements of a significant nature; significant product defects or modifications; significant pricing changes; stock splits or consolidations; new equity or debt offerings; acquisitions; significant litigation exposure due to actual or threatened litigation; and major changes in senior management.

In the event you possess inside information, you should not trade in our stock or other securities until the Company has publicly announced the information by press release or similar means, and the information has been available to the public for two full trading days.

Please do not disclose inside information to anyone outside the Company. It is important to maintain the confidentiality of sensitive information to protect the Company’s secrets and information that could benefit our competitors. It is also prudent from the perspective of your potential personal liability – you could be criminally and civilly liable for helping insider trading if you disclose inside information to another person and that person trades in the Company’s stock on the basis of your information (also called “tipping”).

Insider trading laws also apply to any inside information you may have regarding other companies, including information about our vendors and customers that you might obtain in the course of employment. In the event you hold inside information regarding another company, you should not trade in securities of that company until that company has publicly disclosed the information for two full trading days.

In addition, officers, directors and employees must pre-clear all trades with me. Attached is Company’s confidential policy on “Insider Trading”.

INSIDER TRADING POLICY

This Insider Trading Policy (the “Policy”) sets forth requirements applicable to employees, officers and directors of MONOPAR THERAPEUTICS INC. (the “Company”) and certain other persons as set forth herein with respect to transactions in the Company’s securities.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, stock options and any other securities the Company may issue from time to time, such as restricted stock, restricted stock units, preferred stock, warrants and convertible debentures, as well as derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company’s Board of Directors and all employees of the Company. These individuals, members of their immediate families and members of their households are referred to in this Policy as “Insiders.” This Policy also applies to any entities controlled by individuals subject to the Policy, including any corporations, partnerships or trusts, and transactions by these entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the individual’s own account.

Applicability of Policy to Inside Information

Regarding Other Companies

This Policy also applies to Material Nonpublic Information (as defined below) relating to other companies, including the Company’s customers, collaborators, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company.

Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to Material Nonpublic Information related directly to the Company.

Definition of Material Nonpublic Information

Insider trading occurs when any person purchases or sells a security while in possession of inside information relating to the security. Inside information is information that is both material and nonpublic (“Material Nonpublic Information”). It is not possible to define all categories of Material Nonpublic Information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to a reasonable investor in making an investment decision regarding the purchase or sale of the Company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

•	financial results;
•	projections of future earnings, losses, cash flows and cash requirements;
•	intermediate or final results of clinical trials or product development programs;
•	actions of regulatory agencies;
•	news of a pending or proposed merger, acquisition or joint venture, license agreement, product collaborative development agreement or similar business development news;
•	news of the disposition of a subsidiary or significant assets;
•	impending bankruptcy or financial liquidity problems including announcement of a restructuring and/or staff reduction in force;
•	gain or loss of a substantial customer or supplier;
•	new product announcements of a significant nature;
•	announcement of significant product defects or modifications;
•	pending release of a significant research report on the Company or on a company which is similar enough to the Company to be affected by new research;
•	significant pricing changes;
•	stock splits or consolidations;
•	new equity or debt offerings;
•	potential or pending acquisition of other companies;
•	significant litigation exposure due to actual or threatened litigation; and
•	major changes in senior management.

Either positive or negative information may be material.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Statement of Policy General Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any nonpublic information and the use of Material Nonpublic Information in securities trading, and any other violation of applicable securities laws.

1.

Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, at any time that he or she possesses Material Nonpublic Information.

2.

Tipping. No Insider shall disclose (“tip”) any Material Nonpublic Information to any other person (including related parties such as family members), nor shall such Insider make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. Insider trading violations are not limited to trading or tipping by Insiders. Persons other than Insiders also can be liable for insider trading, including tippees (as described below) who trade on Material Nonpublic Information that has been misappropriated.

Potential Criminal and Civil Liability

and/or Disciplinary Action

1.

Liability for Insider Trading. Insider trading is a crime. Insiders may be subject to civil penalties, criminal fines of up to $5 million for individuals and $25 million for entities, and up to twenty years in jail for violations of insider trading laws.

2.

Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (“FINRA”) use sophisticated electronic surveillance techniques such as screening methods to uncover leads with potential insider trading.

3.

Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

4.

Company Liability. Although responsibility for compliance with this Policy and liability for non- compliance are primarily personal to the individuals involved, violations may result in civil and criminal liability for the Company. Criminal penalties for corporations have been assessed at up to $25 million.

Guidelines

1.

Mandatory Black-out Period for Officers, Directors and Employees. The period beginning the first day of the first month of each quarter (i.e., January 1, April 1, July 1 and October 1) and ending two Trading Days (as defined below) following the date of public disclosure of the financial results for each fiscal quarter or year, is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and employees will, during that period, often possess Material Nonpublic Information about the expected financial results and related information for the quarter. As used herein, the term “Trading Day” shall mean a day on which The Nasdaq Stock Market or any other market on which the Company’s shares are then listed or quoted is open for trading.

Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, all Insiders shall refrain from conducting transactions involving the purchase or sale of the Company’s securities during the period beginning the first day of the first month of each quarter (i.e., January 1, April 1, July 1 and October 1) and ending two Trading Days following the date of public disclosure of the financial results for each fiscal quarter or year (the “Black-out Period”). Unless otherwise advised by the Insider Trading Compliance Officer, the Black-out Period shall be the period indicated above. The purpose behind the Black-out Period is to establish a preventative discipline to avoid any improper transactions.

In addition to scheduled Black-out Periods, from time to time, the Company may require that directors, officers, employees and others suspend trading because of developments known to the Company and not yet disclosed to the public. In such an event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

It should be noted, however, that even outside the Black-out Periods, any person possessing Material Nonpublic Information concerning the Company may not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has required a suspension of trading for that person. Assuming the absence of Material Nonpublic Information, trading in the Company’s securities outside of the Black-out Periods should not be considered a “safe harbor,” and all directors, officers, employees and other persons should use good judgment and consider external optics and other potential factors at all times.

2.

Pre-clearance of Trades. The Company has determined that all employees, directors and officers should refrain from trading in the Company’s securities without first complying with the Company’s “pre-clearance” process. Each employee, officer and director should contact the Company’s Insider Trading Compliance Officer not less than two (2) business days prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer must clear each proposed trade by an officer, director or employee. The Insider Trading Compliance Officer is not under any obligation to approve a trade submitted for pre-clearance, and may determine not to permit a trade. Any employee, officer or director with any questions regarding trading in the Company’s securities is encouraged to contact the Insider Trading Compliance Officer. The Company’s Insider Trading Compliance Officer is the Company’s Chief Financial Officer.

3.

Individual Responsibility. Every Insider has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Insider trades outside the Black-out Period or the trade has been pre-cleared by the Insider Trading Compliance Officer. Pre-clearance under the Policy in no way relieves the Insider’s own legal obligation to refrain from trading while in possession of Material Nonpublic Information. An Insider may, from time to time, be required to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. Additionally, the Insider is responsible for making sure that any family or household member, or any relevant entity or other person that is controlled by the Insider complies with the Company’s Policy.

4.

Post-termination Transactions. With the exception of the pre-clearance requirement, this Policy continues to apply to transactions in the Company’s securities even after termination of service to the Company. If an individual is in possession of Material Nonpublic Information when his or her service terminates, that individual may not trade in the Company’s securities until that information has become public or is no longer material.

Certain Exceptions

For the purposes of this Policy, the Company considers that the exercise of stock options for cash (but not any broker-assisted or similar “cashless” exercise of options) under the Company’s stock options plans or the purchase of stock under an employee stock purchase plan (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the stock option agreement or the plan. The surrender to or withholding by the Company of the Company’s securities (e.g., to cover withholding obligations upon the vesting or settlement of equity-based awards or to satisfy the exercise price on options) are also exempt from this Policy. Notwithstanding the foregoing, the Insider must still provide notice of any such exempt transaction to the Insider Trading Compliance Officer at least two (2) business days prior to execution.

Rule 10b5-1 Plans

Trading restrictions under the Policy do not apply to transactions in Company securities that are outside of the control of the Insider pursuant to a plan that meets certain conditions specified in Rule 10b5-1 under the Securities Exchange Act of 1934 (a “Rule 10b5-1 Plan”). The Rule 10b5-1 Plan must meet the following requirements:

1.

Pre-Approval by Insider Trading Compliance Officer: The Rule 10b5-1 Plan must be reviewed and approved by the Insider Trading Compliance Officer in advance of adoption, modification or termination. Any proposed Rule 10b5-1 Plan or modification or termination thereof should be submitted for review at least five (5) days prior to the proposed adoption, modification or termination.

2.

Time of Adoption or Modification. The Rule 10b5-1 Plan must not be adopted or modified (unless such modification would not be considered a termination and adoption of a new plan under Rule 10b5-1 and the Insider Trading Compliance Officer otherwise approves such modification) during a Black-out Period, including during any event-specific suspension of trading of the Company’s securities, or when the Insider is otherwise in possession of Material Nonpublic Information.

3.

No Material Nonpublic Information. The Rule 10b5-1 Plan must be entered into in good faith by the Insider, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and at a time when the Insider is not in possession of Material Nonpublic Information. Directors and officers must include a representation to the Company at the time of adoption or modification that: (i) the Insider is not aware of Material Nonpublic Information about the Company or Company securities, and (ii) the Insider is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

4.

No Insider Control Over Transactions Once Plan is Adopted. When the Rule 10b5-1 Plan is adopted, the Insider must not exercise any influence over the number of securities to be traded, the price at which they are to be traded or the date of the trade. The Rule 10b5-1 Plan must either specify (or include a written formula to determine) the amount, pricing and timing of transactions in the Company securities in advance or delegate discretion on these matters to an independent third party.

5.

Mandatory Cooling-off Period. The Rule 10b5-1 Plan must include a cooling-off period before trading can commence. For Company directors or officers, the cooling-off period ends on the later of 90 days after adoption or modification or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted or modified. But in no event will the required cooling-off period extend longer than 120 days after adoption of the plan. For Insiders other than directors or officers, the cooling off-period ends 30 days after adoption of the Rule 10b5-1 Plan.

6.	No Overlapping Rule 10b5-1 Plans. Subject to certain limited exceptions specified in Rule 10b5-1, the Insider may not enter into more than one Rule 10b5-1 Plan at the same time.

Following the Insider Trading Compliance Officer’s pre-approval of the Rule 10b5-1 Plan, no further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required. If you are considering entering into, modifying or terminating a Rule 10b5-1 Plan or have any questions regarding Rule 10b5-1 Plans, please contact the Insider Trading Compliance Officer. A trading plan, contract, instruction or arrangement will not qualify as an approved Rule 10b5-1 Plan without the prior review and approval of the Insider Trading Compliance Officer as described above.

Additional Information – Directors and Officers

Insiders must comply with the reporting obligations and restrictions on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers and directors who purchase and sell, or sell and purchase, the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of a stock option under the Company’s stock option plans, nor the exercise of that option, nor the receipt of stock under an employee stock purchase plan, is deemed to be a purchase under Section 16; however, the sale of any such shares is a sale under Section 16 (including a sale of shares pursuant to a broker-assisted cashless exercise, as described below, or a sale pursuant to a Rule 10b5-1 Plan). Moreover, no officer or director may ever make a short sale of the Company’s stock. The Company has provided, or will provide, separate memoranda and other appropriate materials to its officers and directors regarding compliance with Section 16 and its related rules.

The rules on recovery of short swing profits are absolute and do not depend on whether a person has Material Nonpublic Information.

In addition, the Company will not arrange with brokers to administer cashless exercises of options on behalf of directors and officers of the Company. Directors and officers of the Company may use a broker-assisted cashless exercise only if (i) the director or officer retains a broker independently of the Company, (ii) such exercise (including the sale by the broker) is pre-cleared pursuant this Insider Trading Policy and (iii) the Company’s involvement is limited to confirming that it will deliver the stock promptly upon payment of the exercise price in accordance with customary settlement practices.

Communications with the Public

Only the executive officers who have been authorized to engage in communications with the public may disclose information to the public regarding the Company and its business activities and financial affairs. The public includes, without limitation, research analysts, portfolio managers, financial and business reporters, news media and investors. In addition, because of the risks associated with the exchange of information through such communications media, employees are strictly prohibited from posting or responding to messages containing information regarding the Company on Internet “bulletin boards,” Internet “chat rooms,” Facebook, LinkedIn, Twitter or in similar online social media forums.

The Company is required under the SEC’s Regulation FD to avoid the selective disclosure of Material Nonpublic Information. Accordingly, if you inadvertently disclosed any Material Nonpublic Information, immediately advise the Insider Trading Compliance Officer.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer.

MONOPAR THERAPEUTICS INC.

Insider Trading Compliance Program – Pre-clearance Form

*Must be Submitted No Later than Two Trading Days Before Estimated Trade Date*

The following section must be completed by the Individual Proposing to Trade:

Current Date:

Individual Proposing to Trade:

Proposed Trade (provide details - for example open market purchase of 1,000 shares of common stock on May 31, 20 , sale of 1,000 shares of common stock at $10.00 or better per share during the month of May, same day sale of 100 stock options with an exercise price of $10.00 per share at $15.00 or better per share until canceled):

As of the current date above, I am not in possession of Material Nonpublic Information as defined in the Company’s Insider Trading Policy.

Individual Proposing to Trade

The following section is to be completed by the Insider Trading Compliance Officer:

☐	Black-out Period. Confirm that the trade will not be made during the Company’s Black-out Period.

☐

Rule 10b-5 Concerns. Confirm that (i) the individual has been reminded that trading is prohibited when in possession of any material information regarding the Company that has not been adequately disclosed to the public, and (ii) the Insider Trading Compliance Officer has discussed with the insider any information known to the individual which might be considered material, so that the individual has made an informed judgment as to the presence of material inside information.

☐

Section 16 Compliance. Confirm, if the individual is an officer, director of 10%+ stockholder subject to Section 16, that the proposed trade will not give rise to any potential liability under Section 16 as a result of matched past (or intended future) transactions. Also, ensure that a Form 4 has been or will be completed and will be timely filed.

☐	Prohibited Trades. Confirm that the proposed transaction is not a “short sale, “put”, “call” or other prohibited or strongly discouraged transaction.

☐	Rule 144 Compliance. Confirm that:

☐	Current public information requirement has been met;
☐	Holding period requirement has been met;
☐	Volume limitations are not exceeded (confirm the individual is not part of an aggregated group);
☐	Manner of sale requirements are satisfied; and
☐	The Notice of Form 144 has been completed and will be filed by broker upon approval of transaction.

~~Insider Trading Compliance Office~~r